ROIVANT SCIENCES LTD.
7th Floor
50 Broadway
London SW1H 0DB
United Kingdom

October 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E. Washington, D.C. 20549
Attn:      Lauren S. Hamill

Re:	Roivant Sciences Ltd.
Registration Statement on Form S-3
File No. 333-274804

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roivant Sciences Ltd., a Bermuda exempted limited company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-274804), as amended, to 4:00 p.m. Eastern Time on October 6, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal and Stephen A. Byeff of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com or Stephen A. Byeff  of Davis Polk & Wardwell LLP at (212) 450-4715 or stephen.byeff@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, ROIVANT SCIENCES LTD.

By:	/s/ Matt Maisak
Matt Maisak Authorized Signatory